UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38590

CANGO INC.

8F, New Bund Oriental Plaza II

556 West Haiyang Road, Pudong New Area

Shanghai 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit 99.1 — Cango Inc. Announces Definitive Agreement with Founders and EWCL

Exhibit 99.2 — Securities Purchase Agreement, dated June 2, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANGO INC.

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Director and Chief Executive Officer

Date: June 3, 2025

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